September 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Ameen Hamady, Shannon Menjivar, Ruairi Regan and Pamela Long

Re:	Fermi LLC Amended Draft Registration Statement on Form S-11 Submitted September 8, 2025 File No. 333-290089

Ladies and Gentlemen:

On behalf of Fermi LLC (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 16, 2025, regarding the Company’s Registration Statement on Form S-11 (“Registration Statement”) filed with the Commission on September 8, 2025. In connection with this letter, an amendment to the Registration Statement (the “Amended Registration Statement No. 1”) has been filed with the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amended Registration Statement No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amended Registration Statement No. 1.

Registration Statement on Form S-11 filed on September 8, 2025

Exhibits

1.	We note that certain of your exhibits are noted as having their schedules or exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. In accordance with such Item, please ensure that each such exhibit includes a list briefly identifying the contents of all omitted schedules.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that each exhibit noted as having its schedules or exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K contains a full list briefly identifying the contents of all schedules and exhibits that were omitted.

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If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone

cc:	Matthew L. Fry, Esq., Haynes and Boone, LLP
Logan J. Weissler, Esq., Haynes and Boone, LLP
Daniel M. LeBey, Vinson & Elkins L.L.P.
David P. Oelman, Vinson & Elkins L.L.P.
Toby R. Neugebauer, Chief Executive Officer of Fermi LLC